UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)


                               Volunteer Capital Corp.
                                   (Name of Issuer)

                             Common Stock, $.05 par value
                            (Title of Class of Securities)

                                       9287531
                                    (CUSIP Number)


          Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















     CUSIP No. 9287531               SCHEDULE 13G                    Page 2 of 5



       1   Name Of Reporting Person PAUL EDMUNDS SACKETT, JR. DBA SACKETT &
                                    COMPANY

           IRS Identification No. Of Above Person  ###-##-####
       2   Check The Appropriate Box If A Member Of A Group            (a)  [ ]
           N/A
                                                                       (b)  [ ]

       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization

                                       United States

                          5    Sole Voting Power

                                                   308,855
         NUMBER OF        6    Shared Voting Power
           SHARES
        BENEFICIALLY                                 -0-
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power
        PERSON WITH
                                                   308,855

                          8    Shared Dispositive Power

                                                     -0-
        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          308,855

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                         [ ]

       11   Percent Of Class Represented By Amount In Row 9

                                            5.9%

       12   Type Of Reporting Person *

                                             IA

     SEC 1745 (2/92)


                         *SEE INSTRUCTION BEFORE FILLING OUT!






          CUSIP No. 9287531              13G              Page 3 of 5 Pages




          Item 1(a).     Name of Issuer.

                              Volunteer Capital Corp. (the "Issuer").

          Item 1(b).     Address of Issuer's Principal Executive Offices.

                              3401 West End Avenue, Suite 260, Nashville,
          TN 37202

          Item 2(a).     Names of Persons Filing.

                              Paul Edmunds Sackett, Jr. DBA Sackett &
          Company.

          Item 2(b).     Address of Principal Business Office or, if none,
                         Residence.

                              555 California Street, Suite 4490, San
          Francisco, California 94104.

          Item 2(c).     Citizenship.

                              United States.

          Item 2(d).     Title of Class of Securities.

                              Common Stock, $.05 par value ("Common
          Stock").

          Item 2(e).     CUSIP Number.

                              9287531

          Item 3.        Type of Reporting Person.

                              Investment Adviser registered under Section
          203 of the Investment Advisers Act of 1940.

          Item 4.        Ownership.

                              Reference is hereby made to Items 5-9 and 11 of page two (2) of this Amendment to Schedule 13G, which Items are incorporated by reference herein. The percent figure shown in Item 11 was calculated by dividing the number of shares appearing in Item 9 by the sum of (x) number of shares of Common Stock outstanding as of 12/31/95 (5,276,982) and (y) the number of shares of Common Stock acquirable upon the conversion of






          CUSIP No. 9287531              13G              Page 4 of 5 Pages




          $1,015,000 principal amount of 8.25% Convertible Subordinated Debentures due 6/1/2003 (convertible at a rate of 56.34 shares of Common Stock per $1,000 principal amount of 8.25% Convertible Subordinated Debentures due 6/1/2003).

          Item 5.        Ownership of Five Percent or Less of a Class.

                              Not applicable.

          Item 6.        Ownership of More Than Five Percent on Behalf of
                         Another Person.

                              The reporting person is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Amendment to Schedule 13G pursuant to separate arrangements whereby the reporting person acts as investment adviser to certain persons. Each person for whom the reporting person acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

          Item 7.        Identification and Classification of the
                         Subsidiary Which Acquired the Security Being
                         Reported on by the Parent Holding Company.

                              Not applicable.

          Item 8. Identification and Classification of Members of the Group.

                              Not applicable.

          Item 9.        Notice of Dissolution of Group.

                              Not applicable.

          Item 10.       Certification.

                              By signing below, the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






          CUSIP No. 9287531              13G              Page 5 of 5 Pages




                                      Signature

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          DATED:  February 9, 1996.

                                        /s/ Paul Edmunds Sackett, Jr.
                                        ______________________________
                                        Paul Edmunds Sackett, Jr.
                                        DBA Sackett & Company





          CUSIP No. 9287531              13G              Page 1 of 5 Pages




                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. __)


                               Volunteer Capital Corp.
                                   (Name of Issuer)

                             Common Stock, $.05 par value
                            (Title of Class of Securities)

                                       9287531
                                    (CUSIP Number)


          Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













          CUSIP No. 9287531              13G              Page 2 of 5 Pages




     CUSIP No. 9287531               SCHEDULE 13G                    Page 2 of 5


       1   Name Of Reporting Person PAUL EDMUNDS SACKETT, JR. DBA SACKETT &
                                    COMPANY

           IRS Identification No. Of Above Person  ###-##-####

       2   Check The Appropriate Box If A Member Of A Group            (a)  [ ]
           N/A
                                                                       (b)  [ ]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                       United States
                          5    Sole Voting Power

                                                   282,185
         NUMBER OF
                          6    Shared Voting Power           SHARES
        BENEFICIALLY
                                                     -0-       OWNED BY EACH
         REPORTING
                          7    Sole Dispositive Power        PERSON WITH

                                                   282,185
                          8    Shared Dispositive Power

                                                     -0-

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          282,185
       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                         [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                            5.3%

       12   Type Of Reporting Person *

                                             IA

     SEC 1745 (2/92)





          CUSIP No. 9287531              13G              Page 3 of 5 Pages







                         *SEE INSTRUCTION BEFORE FILLING OUT!
          Item 1(a).     Name of Issuer.

                              Volunteer Capital Corp. (the "Issuer").

          Item 1(b).     Address of Issuer's Principal Executive Offices.

                              3401 West End Avenue, Suite 260, Nashville,
          TN 37202

          Item 2(a).     Names of Persons Filing.

                              Paul Edmunds Sackett, Jr. DBA Sackett &
          Company.

          Item 2(b).     Address of Principal Business Office or, if none,
                         Residence.

                              555 California Street, Suite 4490, San
          Francisco, California 94104.

          Item 2(c).     Citizenship.

                              United States.

          Item 2(d).     Title of Class of Securities.

                              Common Stock, $.05 par value ("Common
          Stock").

          Item 2(e).     CUSIP Number.

                              9287531

          Item 3.        Type of Reporting Person.

                              Investment Adviser registered under Section
          203 of the Investment Advisers Act of 1940.

          Item 4.        Ownership.

                              Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein. The percent figure shown in
          Item 11 was calculated by dividing the number of shares appearing in Item 9 by the sum of (x) number of shares of Common Stock





          CUSIP No. 9287531              13G              Page 4 of 5 Pages




          outstanding as of 12/31/94 (5,240,481) and (y) the number of shares of Common Stock acquirable upon the conversion of $1,015,000 principal amount of 8.25% Convertible Subordinated Debentures due 6/1/2003 (convertible at a rate of 56.34 shares of Common Stock per $1,000 principal amount of 8.25% Convertible Subordinated Debentures due 6/1/2003.

          Item 5.        Ownership of Five Percent or Less of a Class.

                              Not applicable.

          Item 6.        Ownership of More Than Five Percent on Behalf of
                         Another Person.

                              The reporting person is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby the reporting person acts as investment adviser to certain persons. Each person for whom the reporting person acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

          Item 7.        Identification and Classification of the
                         Subsidiary Which Acquired the Security Being
                         Reported on by the Parent Holding Company.

                              Not applicable.

          Item 8. Identification and Classification of Members of the Group.

                              Not applicable.

          Item 9.        Notice of Dissolution of Group.

                              Not applicable.

          Item 10.       Certification.

                              By signing below, the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





          CUSIP No. 9287531              13G              Page 5 of 5 Pages




                                      Signature

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          DATED:  February 13, 1995.


                                        /s/ Paul Edmunds Sackett, Jr.
                                        ______________________________
                                        Paul Edmunds Sackett, Jr.
                                        DBA Sackett & Company